NEWS RELEASE

CPS RECEIVES DEFICIENCY NOTICE FROM NASDAQ

IRVINE, California, August 30, 2010 (Globe Newswire) -- Consumer Portfolio Services, Inc. (Nasdaq: CPSS) (“CPS” or the “Company”) today announced that it received a Nasdaq staff deficiency letter on August 24, 2010 indicating that the Company has failed to comply with the minimum bid price of $1.00 as required by Rule 5450(a)(1).

CPS has until February 22, 2011 to regain compliance; otherwise its common stock would be subject to delisting. The Company is considering several alternatives that could be taken to maintain a listing of its common stock.

About Consumer Portfolio Services, Inc.

Consumer Portfolio Services, Inc. is an independent specialty finance company that provides indirect automobile financing to individuals with past credit problems, low incomes or limited credit histories. We purchase retail installment sales contracts primarily from franchised automobile dealerships secured by late model used vehicles and, to a lesser extent, new vehicles. We fund these contract purchases on a long-term basis primarily through the securitization markets and service the contracts over their lives.

Investor Relations Contact

Robert E. Riedl, Chief Investment Officer
949 753-6800